Exhibit 4.5

SUPPLEMENT TO SERVICE AGREEMENT

This supplement to the Service Agreement (the “Supplement”), by and between SU Group Holdings Limited (the “Company”), and                    (the “Employee”) dated                       , is dated as of the                     day of                   . Capitalized terms used but not defined in this Supplement have the meanings given to them in the Service Agreement.

The Board of the Company has determined that it would be detrimental to the interests of the Company and its shareholders if the Employee were to terminate his employment during the term of this Supplement, particularly if the Employee were to engage in activities competitive with the Company. Therefore, the Board has determined to offer to the Employee, and the Employee has agreed, to enter into this Supplement in order to enhance the incentives for the Employee to remain in the employ of the Company and to refrain from such competition.

Upon the execution and delivery of this Supplement, the clauses in the Service Agreement shall be superseded and replaced or added as follows: -

Superseded and Replaced – Clause 1(a)

The Company shall appoint and retain the Employee and the Employee shall serve the Company as                                     of the Company subject to the provisions of this Agreement hereinafter contained. Such employment shall, subject to Clause 9(a), continue unless terminated by not less than 90 days’ notice in writing served by either party on the other.

Superseded and Replaced – Clause 4(a)(i)

Remuneration at the rate of HK$                 per annum, payable monthly in arrears of one-twelfth of the annual sum at the end of each month of service.

Added – Clause 4(a)(v)

Employee Stock Ownership Plan(s) adopted by the Group from time to time.

For and on behalf of	Accepted by:
SU Group Holdings Limited